1 (a) NAME OF ISSUER (Please type or print) Escalade Incorporated
(b) IRS IDENT. NO. 13-2739290
(c) S.E.C. FILE NO. 0-6966
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE
817 Maxwell Avenue, Evansville, IN  47711
(e) TELEPHONE NO. 812-467-4449
AREA CODE NUMBER
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES
ARE TO BE SOLD
Deborah Jean Meinert
(b)
RELATIONSHIP TO
ISSUER
Officer
(c) ADDRESS STREET CITY STATE ZIP CODE
817 Maxwell Avenue, Evansville, IN  47711



3 (a) Common Stock
(b)J.J.B. Hilliard, W.L.Lyons, LLC
500 W. Jefferson Street, Suite 700
Louisville, KY  40202


(c)
Number of Shares
or Other Units
To Be Sold
(See instr. 3(c))
15280
(d)
Aggregate
Market
Value
(See instr. 3(d))
$175,541.22
(e)
Number of Shares
or Other Units
Outstanding
(See instr. 3(e))
133,663,539
(f)
Approximate
Date of Sale
(See instr. 3(f))
(MO. DAY YR.)
03/06/2014
(g)
Name of Each
Securities
Exchange
(See instr. 3(g))
NASDAQ Global Market
code






Title of
the Class
Common Stock
Date you
Acquired
03/06/2014
Nature of Acquisition Transaction
Exercise of Stock Options
Name of Person from Whom Acquired
(If gift, also give date donor acquired)
Issuer
Amount of
Securities Acquired
29,750
Date of
Payment
03/06/2014
Nature of Payment
Cash



TABLE II SECURITIES SOLD DURING THE PAST 3 MONTHS



Name and Address of Seller
N/A
Title of Securities Sold
N/A
Date of Sale
n/A
Amount of
Securities Sold
N/A

Gross Proceeds
n/A



DATE OF NOTICE 03/10/2014

(SIGNATURE) /s/ Deborah J. Meinert